SENT VIA EDGAR CORRESPONDENCE
September 8, 2011
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

Attention:	Brad Skinner, Senior Assistant Chief Accountant and John Coleman, Mining Engineer

Re:	Goldcorp Inc. (the “Company”) Form 40-F for the Fiscal Year Ended December 31, 2010 (the “Annual Report”) Filed March 31, 2011 File No. 001-12970
Dear Mr. Skinner and Mr. Coleman:
We are responding to the comments contained in your letter dated August 4, 2011 (the “Comment Letter”). To facilitate your review, each numbered comment in the Comment Letter is set forth below in bold type and our corresponding response appears below it in ordinary type. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Annual Report.
General Development of the Business page 6 (of the AIF)
1.	We note you have identified five properties that are material to your company. Please tell us about the criteria you use to determine if a property is material to Goldcorp Incorporated.
Response:
As John Koenigsknecht of Neal, Gerber & Eisenberg LLP, our United States legal counsel, discussed with the Staff by telephone, the analysis of how the Company determined which properties were deemed to be “material” in the Annual Report for purposes of National Instrument 43-101 — Standards for Disclosure of Mineral Projects and under Canadian disclose requirements is not required to be disclosed under the rules and regulations of the Company’s home jurisdiction and is, generally, not the type of information that would be expected to be disclosed to the market. As Mr. Koenigsknecht further discussed with the Staff, the Company, however, is providing such information to the Staff on a confidential and supplemental basis only pursuant to Rule 12b-4 of the Securities Exchange Act of 1934, as amended. In accordance with Rule 12b-4, we hereby request that these materials be returned promptly following completion of the Staff’s review thereof. We have provided the supplemental information related to the determination of the material properties to the Staff by separate letter, pursuant to which the Company has also requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

Brad Skinner and John Coleman
United States Securities and Exchange Commission
September 8, 2011
GOLDCORP INC. — PAGE 0002
Ore Reserve/Mineral Reserve Estimates page 17 (of the AIF)
2.	For each of your mineral reserves and mineral resources disclosed in this section of your filing, please provide as supplemental information the material information associated with the reserve or resource as required by Rule 12b-4 of the Exchange Act. This information should include the name of the individual responsible for the reserve, the commodity prices, metallurgical recovery rate, the cut-off grade, and the technical report associated with the reserve. In addition, please tell us why you have made the decision not to include this information in your annual report.
Response:
The information requested by the Staff related to the mineral reserves and mineral resources1 has been disclosed by the Company in the Annual Report with respect to the material properties identified therein. Please also note that, as required under the reporting requirements in Canada, the Company’s technical reports for each such material property containing, among other items, the information that the Staff has requested, were also filed on Form 6-K on March 31, 2011, the same day that Goldcorp filed its Annual Report with the SEC.
With respect to the Company’s non-material properties disclosed on page 17 of Exhibit 99.1 to the Annual Report, the name of the individual responsible for each reserve is required under Canadian disclosure standards and has been provided in the Annual Report. The other information that has been supplementally requested by the Staff for such non-material properties is not, however, required to be disclosed under National Instrument 43-101 — Standards for Disclosure of Mineral Projects and under applicable Canadian disclose requirements. The Company, however, is providing such information to the Staff for all properties, including for non-material properties, on a confidential and supplemental basis only pursuant to Rule 12b-4 of the Securities Exchange Act of 1934, as amended. In accordance with Rule 12b-4, we hereby request that these materials be returned promptly following completion of the Staff’s review thereof. We have provided the requested supplemental information related to the mineral reserves and resources to the Staff by separate letter, pursuant to which the Company has also requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

[1]	Please see “Resource and Reserve Estimates” disclaimer on page 5 of the Company’s Annual Report. While mineral “resources” are not recognized under SEC Industry Guide 7 in the United States, they are defined and used by the Company in accordance with NI 43-101. United States investors are cautioned not to assume that all or any part of such “resources” will or can be converted into “reserves.”

Brad Skinner and John Coleman
United States Securities and Exchange Commission
September 8, 2011
GOLDCORP INC. — PAGE 0003
* * *
In response to the Comment Letter and as requested by the Staff, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or additional comments, including with respect to the FOIA confidential treatment request pursuant to Rule 83 of the SEC’s Rules of Practice (17 C.F.R. §200.83), please contact me at (604) 696-3028 or via facsimile at (604) 696-3001. Please send all correspondence to me at the address set forth in this letter. Thank you for your assistance on this matter.

Sincerely,
/s/ Lindsay Hall

Lindsay Hall
Executive Vice President and
Chief Financial Officer